UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-38051

SOS Limited

(Translation of registrant’s name into English)

Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street

West Coast New District, Qingdao City, Shandong Province 266400

People’s Republic of China

+86-532-86617117

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As previously announced, SOS Ltd. (the “Company”) received a letter from the New York Stock Exchange (“NYSE”) dated January 14, 2022 notifying the Company that it was below compliance standards due to the fact that the average closing price of the Company's American Depositary Shares (the "ADSs") was less than $1.00 for a consecutive 30 trading-day period. In order to regain compliance with the minimum share price requirement, the Company changed the ratio of the ADSs representing its Class A ordinary shares from one (1) ADS representing ten (10) Class A ordinary shares to one (1) ADS representing five hundred (500) Class A ordinary shares. The change of the ADS ratio became effective on July 6, 2022.

On July 14, 2022, NYSE provided confirmation to the Company that its average closing share price for the consecutive 30-trading days ended July 14, 2022 was above the NYSE's minimum requirement of $1.00 per share. Accordingly, the Company is no longer considered below the $1 continued listing criterion of a minimum share price as set forth in Section 802.01C of the NYSE Listed Company Manual and has regained compliance on this matter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 18, 2022

SOS Limited

By:	/s/ Yandai Wang
Name:	Yandai Wang
Title:	Chief Executive Officer